PACIFIC CORPORATE TRUST COMPANY
510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

June 01, 2007

POLYMET MINING CORP
1003 - 1177 WEST HASTINGS ST
VANCOUVER, BC V6E 2K3
CANADA

Dear Sirs\Mesdames:

RE:	POLYMET MINING CORP (the "Company")
MAILING ON JUNE 1, 2007

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Information Circular
  Notice of Meeting
  Annual Financial Statements for the Year Ending 2007/01/31
  Management Discussion and Analysis
  Proxy*
  Annual Report
  Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"Janet Cleary"

Janet Cleary

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.